January 9, 2006

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Response to Questions on Accelrys, Inc.’s March 31, 2005 Form 10-K filed June 13, 2005 (File No. 000-27188)

Dear Ms. Collins:

Pursuant to our supplemental conversations, we are providing the SEC Staff with additional information in regard to one comment from your letter dated November 29, 2005.  Set forth below is the comment as it appeared in such letter, followed by further clarifying information thereto:

Comment:

2.               Please refer to comment 5 of our letter dated September 19, 2005.  We note your response regarding your customers’ rights to exchange licensed software modules for other software modules.  Your response indicates that when a customer exercises their right to exchange, for example Module A for a Module B, they are no longer licensed to use the Module A.  Therefore based on paragraph 50 of SOP 97-2, it appears that paragraph 49 of SOP 97-2 (as cited in your response) would not be the applicable guidance.  Rather, it appears that these transactions would qualify as exchanges or returns.  Please explain.  Do these exchanged modules have no more than minimal differences in price, functionality, or features?  Explain how you analyzed these rights pursuant to paragraphs 50 & 51 of SOP 97-2 and SFAS 48, as applicable, and tell us how your accounting for such arrangement complies with this guidance.

Response:

The Staff has requested a summary of our evaluation of whether the exchange rights conveyed to our customers qualify as exchanges as defined in SOP 97-2.  We note that our term-based contracts allow customers the right to exchange software products for other software products throughout the term of the agreement and we refer the staff to our letter dated December 15, 2005 for a complete discussion of those exchange rights.  We believe that this right does qualify as an exchange given that the exchanged products have the same price and similar functionality and features as the original products, as required in paragraph 50 of SOP 97-2.  Because our contracts include co-terminus Post-Contract Customer Support (PCS) for which no VSOE exists, we believe the appropriate accounting for these contracts is to recognize the associated revenue for the license and PCS ratably over the term of the PCS.

We reach our conclusion based on the following factors:

First, with regard to price, our contracts explicitly require that the exchanged software be for equal or lesser value.

Second,  the terms and conditions of the agreement pursuant to which the customer licensed the original software (including the license terms) govern the customer’s use of the exchanged software.  Accordingly, no new agreement is executed between the customer and the Company at the time of the exchange.

Third, with regard to functionality and features, we note for the Staff that all of our products are used solely and exclusively in the specialized field of chemical and drug discovery.  More specifically, our products consist of various modules used by chemists and other research personnel to evaluate chemical compounds during the discovery process.  These researchers will use multiple computer “tests” to triangulate on the most promising compounds.  Thus they will often deploy multiple software products to complete their discovery research.  Accordingly, we often license our products as entire families.  Customers that conduct broad research activities on a number of chemical compounds, and/or have the financial and information technology resources to purchase our products in this fashion, realize benefit from utilizing the entire suite of products.  On the other hand, some customers may either conduct research activities more narrowly focused on specific chemical compounds and/or lack the financial and information technology resources to purchase the entire suite, thus they purchase a few products and then utilize the exchange mechanism to access other products as needed.  Finally, we note that the Company does not sell products for divergent uses, such as back office functions (accounting, purchasing, etc), customer relationship management or information systems management.  Instead, our products are used solely to assist with chemical and drug discovery.  After considering the exchange right granted to customers, together with how customers use our products, and the similar application of the products to the chemical and drug discovery research process, we conclude that these products have no more than minimal differences in functionality and features.

In addition, we refer the Staff to our response letter dated December 15, 2005, which describes a number of reasons why the Company and Ernst & Young LLP do not believe that the exchange rights contained in our contracts should be accounted for as returns.  We want to re-emphasize that under no circumstances is the Company obligated to refund any amounts paid by the customer.  Instead, the exchange provision merely requires the Company to generally substitute an equal value product for the one being exchanged.  Thus the amount of revenue realized over the contract term is unchanged as a result of the exchange.

Lastly, we propose expanding and clarifying our disclosure in our Form 10-K to better describe these exchange rights, the related accounting, and the application of applicable literature.

* * * * *

With the response provided above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission) from taking any action with respect to the filing, and;

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses provided above enable the SEC staff to better comprehend our specific facts and circumstances. Should you need any further information or clarification you may contact me at (858) 799-5447.

Best regards,

/s/ David M. Sankaran
David M. Sankaran
Senior Vice President and Chief Financial Officer
Accelrys, Inc.